For Immediate Release

FORDING COAL PARTNERSHIP MOVES TO STRENGTHEN
EXPORT COAL MINES

CALGARY, March 10, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A, TEK.B) today announced that the Fording Coal Partnership will implement production and work-force reductions at its Line Creek mining operations located near Sparwood, British Columbia.

“These actions are necessary to improve the mine’s financial results and its longer-term viability, as well as to ensure the Partnership is a competitive producer of high-quality metallurgical coal for global markets,” said Jim Gardiner, President and CEO, Fording Coal Partnership.

Changes will be made to the mining plan to reduce Line Creek’s annual production to approximately two million tonnes, from its previously planned level of 3.5 million tonnes. Consequently, the mine’s current work force of 544 employees will be reduced by about 50 percent.

“The Partnership recognizes the significant impacts these decisions will have on employees and we have initiated steps to provide transitional services to assist individuals affected by the layoff,” said Doug Stokes, General Manager, Line Creek Operations. “We are aware that a layoff of this size will have social and economic effects on local communities, and we will be working closely with stakeholder groups to address their concerns.”

The Partnership estimates that the work-force reduction will result in annual cost savings of $18 million. In conjunction with associated savings in other key operational areas and lower production levels, these actions are expected to provide a significant improvement in the unit cost of coal produced at the mine. One time charges of $4 million, including notice and other severance entitlements such as outplacement services, will be paid during the second quarter of 2003.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to its unitholders. The Trust’s assets include a 65-percent ownership of the Fording Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties. Fording is the world’s second-largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. Fording is also the world’s largest producer of the industrial mineral wollastonite.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada, with assets totaling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight mines and two refineries, and is the managing director of Fording Coal Partnership in which it holds a 35% interest. Further information can be found at www.teckcominco.com.

For further information contact:

Investors:
Fording Canadian Coal Trust:	Teck Cominco Limited:
Mark Gow, CA	Tom Merinsky
Director, Investor Relations	Director, Investor Relations
(403) 260-9834	(604) 685-3007
mark_gow@fording.ca

Community and Media:
Fording Coal Partnership:
Cindy Brunel
Administrator, Government and Community Affairs
Tel: (250) 425-3138
Fax: (250) 425-3176
Email: cindy_brunel@fording.ca

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